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                               October 20, 2023

       Christopher Hogan
       Interim Chief Executive Officer
       NYIAX, INC.
       180 Maiden Lane, 11th Floor
       New York, NY 10005

                                                        Re: NYIAX, INC.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed October 12,
2023
                                                            File No. 333-273464

       Dear Christopher Hogan:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1

       General

   1. We note that your underwriter, Spartan Capital, terminated its engagement with you.
                                                        Please revise to
provide a materially complete discussion regarding the circumstances leading to the
termination and, if applicable, disclose any risks related to the termination.
 Christopher Hogan
FirstName LastNameChristopher Hogan
NYIAX, INC.
Comapany
October 20,NameNYIAX,
            2023       INC.
October
Page 2 20, 2023 Page 2
FirstName LastName
       Please contact Joseph Cascarano at 202-551-3376 or Claire DeLabar at 202-551-3349 if
you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley at 202-344-5791 or Matthew Derby at 202-551-3334 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Mitchell Lampert